Exhibit 12.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2008	2007	2006	2005	2004

FIXED CHARGES:
Interest Expense	$45,307	$44,621	$43,316	$40,319	$42,106
Amortization of Debt Premium, Discount and Expense	410	471	566	821	426
Interest Component of Rentals	1,290	1,288	1,185	1,266	968

Total Fixed Charges	$47,007	$46,380	$45,067	$42,406	$43,500

EARNINGS:
Net Income before Dividends on Preferred Stock	$114,182	$90,500	$85,841	$89,213	$96,590
Add:
Income Taxes	64,707	54,497	51,902	47,393	53,544
Total Fixed Charges	47,007	46,380	45,067	42,406	43,500

Total Earnings	$225,896	$191,377	$182,810	$179,012	$193,634

Ratio of Earnings to Fixed Charges	4.8	4.1	4.1	4.2	4.5